Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
	2002	2003	2004	2005	2006
	(in thousands)
Fixed Charges Computation
Interest expensed and capitalized	$417	$12,060	$13,857	$49,043	$35,119
Amortized premiums, discounts, and capitalized expenses related to indebtedness	136	3,857	6,031	10,634	2,843
Reasonable approximation of interest within rental expense	72	1,139	1,462	2,433	3,092

Total Fixed Charges and Preferred Equity Dividends	$625	$17,056	$21,350	$62,110	$41,054

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$40,236	$60,081	$105,107	$163,808	$137,816
Plus
Fixed charges	625	17,056	21,350	62,110	41,054
Minus
Interest capitalized	—	230	435	464	1,027

Total Earnings	$40,861	$76,907	$126,022	$225,454	$177,843

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	65.38	4.51	5.90	3.63	4.33